Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 19, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on June 19, 2006, a copy of which is attached as Exhibits 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated June 16, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
June 19, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED (A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 2628)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED

AT THE ANNUAL GENERAL MEETING,

COMPOSITION OF THE SECOND SESSION OF

THE BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE,

CHANGE OF COMPANY SECRETARY AND PAYMENT OF

THE FINAL DIVIDEND

•	The board of directors of the Company (the “Board”) hereby announces the results of the resolutions put forward and passed at the annual general meeting of the Company held on June 16, 2006 (the “AGM”).

•	The Board hereby announces the composition of the second session of the Board and Supervisory Committee of the Company.

•	Mr. Miao Fuchun retired as a director of the Company.

•	Mr. Ren Hongbin retired as a supervisor of the Supervisory Committee.

•	Mr. Zheng Yong resigned as a joint company secretary and Mr. Heng Kwoo Seng remains as the company secretary of the Company.

•	The Company’s shareholders approved the declaration of a final dividend of RMB0.05 per share equivalent to HK$0.04848 per share (inclusive of applicable tax) for the year ended December 31, 2005. The final dividend will be paid on or before July 25, 2006.

VOTING RESULTS AT THE ANNUAL GENERAL MEETING DATED JUNE 16, 2006

The AGM of China Life Insurance Company Limited (the “Company”) was held at Summer Palace, No. 6 Building, Shanghai Hong Qiao State Guest Hotel, 1591 Hong Qiao Road, Shanghai, the People’s Republic of China (the “PRC”) on Friday, June 16, 2006 at 9:30 a.m..

There were a total of 26,764,705,000 shares, representing 100% of the total issued share capital of the Company, entitled to attend and vote for or against the resolutions considered at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. The shareholders and authorized proxies holding an aggregate of 21,123,657,126 shares, representing 78.9236% of the total voting shares of the Company were present at the AGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The AGM was chaired by Mr. Yang Chao, chairman of the Board.

Commission File Number 001-31914

At the AGM, the chairman demanded to put each of the resolutions set out in the notice of the AGM dated April 27, 2006 to the vote by way of poll.

The poll results in respect of the resolutions proposed at the AGM are as follows:

Resolutions	No. of Votes (%)		Total Number of Votes
	For	Against
I. As ordinary resolutions:

1. To review and approve the Report of the Board of Directors of the Company for the year 2005.	20,898,969,274 (99.9987%)	271,440 (0.0013%)	20,899,240,714

The resolution was duly passed as an ordinary resolution.

2. To review and approve the Report of the Supervisory Committee of the Company for the year 2005.	20,898,959,674 (99.9986%)	289,040 (0.0014%)	20,899,248,714

The resolution was duly passed as an ordinary resolution.

3. To review and approve the audited Financial Statements of the Company and the Auditors’ Report for the year ended December 31, 2005.	20,899,032,874 (99.9990%)	209,840 (0.0010%)	20,899,242,714

The resolution was duly passed as an ordinary resolution.

4. To review and approve the recommendation for a final dividend.	21,123,346,366 (99.9991%)	186,400 (0.0009%)	21,123,532,766

The resolution was duly passed as an ordinary resolution.

5. To elect members of the second session of the Board.

(1) Mr. Yang Chao	21,109,415,886 (99.9877%)	2,590,000 (0.0123%)	21,112,005,886

The resolution was duly passed as an ordinary resolution.

(2) Mr. Wu Yan	21,104,496,086 (99.9643%)	7,541,800 (0.0357%)	21,112,037,886

The resolution was duly passed as an ordinary resolution.

(3) Mr. Shi Guoqing	21,107,048,926 (99.9763%)	5,005,000 (0.0237%)	21,112,053,926

The resolution was duly passed as an ordinary resolution.

(4) Mr. Long Yongtu	21,109,615,926 (99.9884%)	2,446,000 (0.0116%)	21,112,061,926

The resolution was duly passed as an ordinary resolution.

(5) Mr. Chau Tak Hay	21,109,591,926 (99.9884%)	2,446,000 (0.0116%)	21,112,037,926

The resolution was duly passed as an ordinary resolution.

(6) Mr. Sun Shuyi	21,109,615,926 (99.9884%)	2,446,000 (0.0116%)	21,112,061,926

The resolution was duly passed as an ordinary resolution.

(7) Mr. Cai Rang	21,109,615,886 (99.9884%)	2,446,000 (0.0116%)	21,112,061,886

The resolution was duly passed as an ordinary resolution.

(8) Mr. Ma Yongwei	21,109,623,806 (99.9884%)	2,446,000 (0.0116%)	21,112,069,806

The resolution was duly passed as an ordinary resolution.

Commission File Number 001-31914

(9) Mr. Wan Feng	21,109,479,926 (99.9877%)	2,590,000 (0.0123%)	21,112,069,926

The resolution was duly passed as an ordinary resolution.

(10) Ms. Zhuang Zuojin	21,109,448,046 (99.9877%)	2,590,000 (0.0123%)	21,112,038,046

The resolution was duly passed as an ordinary resolution.

6. To elect members of the second session of the Supervisory Committee of the Company

(1) Ms. Xia Zhihua	21,120,682,526 (99.9993%)	144,000 (0.0007%)	21,120,826,526

The resolution was duly passed as an ordinary resolution.

(2) Mr. Wu Weimin	21,120,642,486 (99.9993%)	144,000 (0.0007%)	21,120,786,486

The resolution was duly passed as an ordinary resolution.

(3) Mr. Tian Hui	21,120,786,486 (100%)	0 (0.0000%)	21,120,786,486

The resolution was duly passed as an ordinary resolution.

7. To authorise the Board to determine the remuneration of the Directors and Supervisors.	21,111,325,682 (99.9944%)	1,190,640 (0.0056%)	21,112,516,322

The resolution was duly passed as an ordinary resolution.

8. To re-appoint PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants as the PRC auditors and international auditors of the Company, respectively for the year 2006 and to authorize the Board to determine their remuneration.	21,123,380,326 (99.9987%)	275,800 (0.0013%)	21,123,656,126

The resolution was duly passed as an ordinary resolution.

II. As special resolutions:

9. To amend the Articles of Association of the Company.	20,856,251,886 (99.9934%)	1,379,880 (0.0066%)	20,857,631,766

The resolution was duly passed as a special resolution.

10. To give a general mandate to the Board to issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company not exceeding 20% of each of the aggregate nominal amount of the domestic shares and overseas listed foreign shares of the Company in issue as at the date of the AGM.	20,028,967,517 (94.8271%)	1,092,608,329 (5.1729%)	21,121,575,846

The resolution was duly passed as a special resolution.

The full text of the resolutions is set out in the notice of the AGM dated April 27, 2006.

Commission File Number 001-31914

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood, the Company’s PRC legal advisers, acted as the scrutineers in respect of the voting at the AGM and performed calculation to obtain the above poll voting results based on the completed and signed poll voting forms collected by the Company.

ELECTION OF MEMBERS OF THE SECOND SESSION OF THE BOARD

The Board announces that Mr. Yang Chao, Mr. Wu Yan, Mr. Shi Guoqing, Mr. Long Yongtu, Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Chau Tak Hay and, Mr. Cai Rang have been re-elected as directors of the Company, and Mr. Wan Feng and Ms. Zhuang Zuojin have been elected as additional directors of the Company. Each of them will be appointed for a term of 3 years from the date of appointment, i.e. June 16, 2006. Their biographical details are set out in the notice of the AGM dated April 27, 2006. At the first meeting of the second session of the Board held on June 16, 2006, the Board approved the designation of each of the above directors as follows:

Mr. Yang Chao – Chairman and Executive Director

Mr. Wu Yan – Executive Director

Mr. Wan Feng – Executive Director

Mr. Shi Guoqing – Non-executive Director

Ms. Zhuang Zuojin – Non-executive Director

Mr. Long Yongtu – Independent non-executive Director

Mr. Sun Shuyi – Independent non-executive Director

Mr. Ma Yongwei – Independent non-executive Director

Mr. Chau Tak Hay – Independent non-executive Director

Mr. Cai Rang – Independent non-executive Director

ELECTION OF MEMBERS OF THE SECOND SESSION OF THE SUPERVISORY COMMITTEE

(i)	Each of Ms. Xia Zhihua, Mr. Wu Weimin and Mr. Tian Hui have been re-elected as members of the second session of the Supervisory Committee. At the first meeting of the second session of the Supervisory Committee held on June 16, 2006, Ms. Xia Zhihua has been elected as the chairperson of the Supervisory Committee with effect from June 16, 2006. Each of the above supervisors will be appointed for a term of 3 years from June 16, 2006. Their biographical details are set out in the notice of AGM dated April 27, 2006.

(ii)	At the Company’s employee representative meeting for the election of members of the second session of the Supervisory Committee held on June 15, 2006, Mr. Qing Ge was elected as a supervisor representing the employees of the Company.

The biographical details of Mr. Qing Ge are set out as follows:

Mr. Qing Ge, aged 55 is a senior economist and has since September 2005 been the general manager of the general department of the trade union and the deputy director in charge of the trade union of the Company. Mr. Qing was the deputy general manager of the Beijing office of the Company from September 2003 to September 2005. From 1999 to September 2003, he was the general manager of Inner Mongolia office and deputy general manager of Beijing office of China Life Insurance Company. From 1996 to 1999, he was the general manager of Inner Mongolia office of PICC Life. From 1993 to 1996, he was the deputy general manager of the Inner Mongolia office of the People’s Insurance Company of China. He graduated from South China University of Technology.

Commission File Number 001-31914

Mr. Qing Ge does not have any relationship with any directors, supervisors, senior management or substantial or controlling shareholder of the Company, or any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, or hold any directorships in any listed companies in the last three years.

Mr. Qing Ge was elected as a supervisor of the Company at the employee representative meeting for a term of 3 years from June 15, 2006.

Mr. Qing and the Company have not entered into any service contract in respect of Mr. Qing’s election as a supervisor. Currently, Mr. Qing Ge will not receive any supervisor’s fee. Mr. Qing will receive remuneration as the general manager of the general department of the trade union and the deputy director in charge of the trade union of the Company in accoradance with the remuneration policy of the Company.

Save as disclosed above, there is no information to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of shareholders in respect of the election of Mr. Qing Ge.

The Board expresses its warmest welcome to the above directors and supervisors for their appointments and reappointments.

RETIREMENT OF DIRECTOR AND SUPERVISOR OF THE COMPANY

(i)	Due to other job arrangements, Mr. Miao Fuchun, a director of the first session of the Board, will no longer be a director of the second session of the Board with effect from June 16, 2006. Mr. Miao has confirmed to the Board that he has no disagreement with the Board and is not aware of any matters which need to be brought to the attention of the Company’s shareholders. The Board expresses its sincere gratitude to Mr. Miao for his contribution to the Company made during his period of service.

(ii)	Owing to other job arrangements, Mr. Ren Hongbin, a supervisor of the first session of the Supervisory Committee of the Company, will no longer be a supervisor of the Company with effect from June 16, 2006. Mr. Ren has confirmed that he has no disagreement with the Board or the Supervisory Committee and there is no matter which need to be brought to the attention of the Company’s shareholders. The Supervisory Committee expresses its sincere gratitude to Mr. Ren for his contribution to the Company made during his period of service.

RESIGNATION OF COMPANY SECRETARY

Due to arrangement in job duties, Mr. Zheng Yong, a joint company secretary of the Company, resigned as the joint company secretary of the Company with effect from June 16, 2006. Mr. Heng Kwoo Seng, the other joint company secretary since the listing of the Company in 2003, will remain as the company secretary of the Company. Mr. Heng is a fellow member of the Institute of Chartered Accountants in England and Wales. The Board expresses its sincere gratitude to Mr. Zheng for his contribution to the Company during his period of service.

Commission File Number 001-31914

PAYMENT OF THE FINAL DIVIDEND

The Board wishes to inform shareholders that details of the payment of the final dividend are as follows:

The Company will pay a final dividend of RMB0.05 per share (equivalent to HK$0.04848 per share) (inclusive of applicable tax) for the year ended December 31, 2005. The payment shall be made to shareholders whose names appeared on the register of members of the Company on May 17, 2006. According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi and dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends by the AGM (RMB1.031368 equivalent to HK$1.00).

The Company has appointed Hang Seng Bank (Trustee) Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividend declared for payment to holders of H shares. The final dividend will be paid by the Receiving Agent on or before July 25, 2006. Relevant cheques will be dispatched to holders of H shares entitled to receive such dividend by ordinary post at their own risk.

As at the date of this announcement, the Board comprises:

Yang Chao (Executive Director)

Wu Yan (Executive Director)

Wan Feng (Executive Director)

Shi Guoqing (Non-executive Director)

Zhuang Zuojin (Non-executive Director)

Long Yongtu (Independent non-executive Director)

Sun Shuyi (Independent non-executive Director)

Ma Yongwei (Independent non-executive Director)

Chau Tak Hay (Independent non-executive Director)

Cai Rang (Independent non-executive Director)

By Order of the Board of Directors China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

Shanghai, June 16, 2006